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                                 UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION      +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 01/31/2005  |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 | 000-29555   |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
(Check One)
[X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 2002
                  ------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
|                                                                              |
| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

FASTNET Corporation
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Full Name of Registrant:

Not Applicable
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Former Name if Applicable

Two Courtney Place, Suite 130, 3864 Courtney Street
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Address of Principal Executive Office (Street and Number)

Bethlehem, Pennsylvania 18017
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City, State, Zip Code



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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

FASTNET Corporation (the "Company") could not complete the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 ("Annual Report") due to delay in compiling and analyzing information related to the Company's Estimated impairment loss in accordance with FAS 142, "Goodwill and Other Intangible Assets," disclosures required to be included in the Annual Report, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, as amended, the Company will file the Annual Report no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   Ward S. Schultz                   (610)             266-6700
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not completed the preparation of its financial statements for the fiscal year ended December 31, 2002. The Company expects, however, to report a net loss of $18,099,688 for the year ended December 31, 2002 compared to a net loss of $8,929,568 for the year ended December 31, 2001. The Company also expects to report a working capital deficit of $15,606,257 million for the year ended December 31, 2002. The Company's independent auditors have indicated they expect to include in their report on the Company's financial statements for the period ending December 31, 2002, an explanatory paragraph about the substantial doubt of the Company's ability to continue as a going concern.

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                              FASTNET Corporation
                     ------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003                      By: /s/ Ward Schultz
     -----------------------------       -------------------------------------
                                         Name: Ward Schultz
                                         Title: Chief Financial Officer

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).